SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

521168 104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104	Page 2 of 6 Pages

1	Name of Reporting Person Shing Yung Ma
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,761,667 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 700,761,667 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,761,667 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 30.6%
12	Type of Reporting Person IN

CUSIP No. 521168 104	Page 3 of 6 Pages

1	Name of Reporting Person Grow Grand Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 667,318,001 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 667,318,001 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 667,318,001 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 29.3%
12	Type of Reporting Person CO

CUSIP No. 521168 104	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

Le Gaga Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Unit 1105, The Metropolis Tower 10 Metropolis Drive Hung Hom, Kowloon Hong Kong

Item 2	(a).	Name of Person Filing:

Shing Yung Ma Grow Grand Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Shing Yung Ma Grow Grand Limited c/o Shing Yung Ma Le Gaga Holdings Limited Unit 1105, The Metropolis Tower 10 Metropolis Drive Hung Hom, Kowloon Hong Kong

Item 2	(c)	Citizenship:

Shing Yung Ma – Hong Kong Grow Grand Limited – British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

521168 104

Item 3.	Not Applicable

CUSIP No. 521168 104	Page 5 of 6 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shing Yung Ma	700,761,667	30.6%	700,761,667	0	700,761,667	0

Grow Grand Limited	667,318,001	29.3%	667,318,001	0	667,318,001	0

As of December 31, 2011, Grow Grand Limited was the record owner of 667,318,001 ordinary shares of the issuer. Grow Grand Limited is 100% owned by Mr. Shing Yung Ma. Mr. Ma is the sole director of Grow Grand Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, Mr. Ma may be deemed to be the beneficial owner of all the shares held by Grow Grand Limited. Mr. Ma also directly holds 20,000,000 ordinary shares of the issuer and options to acquire 13,443,666 ordinary shares of the issuer. This report does not include his ownership to share options that will not vest within 60 days of December 31, 2011.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of The Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. 521168 104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ Shing Yung Ma
Shing Yung Ma

Grow Grand Limited

By:	/s/ Shing Yung Ma

Name:	Shing Yung Ma
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement